Exhibit 4
INTEROIL CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
     NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of InterOil Corporation (the “Corporation”) will be held in the Sheraton Centre Hotel, 123 Queen Street West, Toronto, Ontario on June 25, 2007 at the hour of 10:00 a.m. (Toronto, Canada time) for the following purposes:
1.	To receive and consider the annual report and the financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon;

2.	To elect the directors of the Corporation;

3.	To appoint auditors and authorize the directors to fix their remuneration;

4.	To consider and, if deemed advisable, pass a special resolution to approve the continuation of the corporation from New Brunswick to the Yukon;

5.	To consider and, if deemed advisable, pass an ordinary resolution to ratify the Shareholder Rights Plan of the Corporation; and

6.	To act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.
     Information concerning the election of directors, the appointment of auditors, the continuation into Yukon and the Shareholder Rights Plan can be found in the attached management information circular (the “Information Circular”), which is deemed to form a part of this notice.
     If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy AND voting form in the self addressed envelope enclosed so as to arrive not later than 9:00 a.m. local time (at the address marked on the pre-addressed envelope) on June 25, 2007 or if the meeting is adjourned, prior to the second last business day before any adjourned meeting.
Shareholders should note that the envelopes are addressed to Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Proxy Department.
DATED this 25th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Phil E. Mulacek
Chairman and Chief Executive Officer